GSI GROUP CORPORATION

125 MIDDLESEX TURNPIKE

BEDFORD, MA 01730

February 25, 2010

Securities and Exchange Commission

Washington, D.C. 20549-0402

Attn: Tim Buchmiller

Re:	Responses to the comment letter of the Securities and Exchange Commission staff dated February 10, 2010 with respect to GSI Group Corporation’s Form T-3 (File No. 022-28929)

Ladies and Gentlemen:

GSI Group Corporation, a Michigan corporation (“GSI” or the “Company”), is hereby responding to the comments contained in the letter from the Securities and Exchange Commission’s staff to Mr. Sergio Edelstein dated February 10, 2010. For convenience, these responses are immediately preceded by the comments included in the letter of the Commission’s staff.

Form T-3 (File No. 022-28929)

1.	SEC COMMENT:

We note the following from a December 5, 2009 press release from GSI Group Inc.:

GSI Group Inc. (GSIG.PK) announced that it has finalized an agreement with a majority of its noteholders on a restructuring plan that will enable the Company to significantly reduce its outstanding debt, enhance liquidity and position the Company for future growth.

Under the terms of the agreement, substantially based on the term sheet announced on June 30, 2009, the Company will exchange its $210 million principal amount of 11% Senior Notes for (a) a new $95 million secured loan due August 2014 and (b) common stock representing approximately 74.3% of the Company’s post-consummation equity ownership. The Company has entered into a plan support agreement with beneficial owners holding more than 81% of the outstanding aggregate principal amount of the 11% Senior Notes and representing more than 70% of all noteholders.

Please provide us with your analysis as to why the lock-ups with a majority of the noteholders, prior to your filing of the Form T-3, does not constitute a sale. Please also provide us with your analysis as to how the timing of the lock-ups and the filing of your Form T-3 is consistent with Compliance and Disclosure Interpretations—Trust Indenture Act of 1939—Question 101.05.

COMPANY RESPONSE:

The Company’s Entry into the Plan Support Agreement

Pursuant to Compliance and Disclosure Interpretations for the Securities Act Sections, Interpretation 139.29 (“SAS Interpretation 139.29”), the Company asserts that the execution of the Plan Support Agreement (“Plan Support Agreement”) with seven holders (“Consenting Holders”) of the Company’s 11% Senior notes due 2013 (the “Senior Notes”) was not an offering event that would preclude the Company from subsequently filing a Form T-3. SAS Interpretation 139.29 addresses the execution of a lock-up agreement in the context of registered debt exchange offers. In such interpretation, the Staff, recognizing the business reasons for seeking lock-up agreements, stated that it does not object to the registration of offers and sales when lock-up agreements had been signed prior to the filing of a registration statement under Section 5 of the Securities Act of 1933, as amended in the following circumstances:

•	the lock-up agreements are signed only by accredited investors;

•	the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•	a tender offer will be made to all holders of the particular series of notes; and

•	all note holders eligible to participate in the exchange offer will receive the same amount and form of consideration.

Similarly, lock-up agreements play a key role in out-of-court restructurings and pre-negotiated bankruptcies. In the case of the Plan Support Agreement, which was entered into prior to the Company’s filing of its Joint Chapter 11 Plan of Reorganization (“Plan”) with the United States Bankruptcy Court for the District of Delaware (the “Court”), all of the circumstances set forth in SAS Interpretation 139.29 were met: (i) only seven holders of the Company’s Senior Notes signed the Plan Support Agreement and all of them were accredited investors; (ii) the Consenting Noteholders collectively owned less than 100% of the outstanding principal amount of the Senior Notes; (iii) an offer, in the form of the Plan, is being made pursuant to the exemption afforded by Section 1145 under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) to all other holders of the Senior Notes; and (iv) all holders of the Senior Notes will receive the same amount and form of consideration under the Plan.

Based on the above, the Company respectfully asserts that the entry into the Plan Support Agreement was in compliance with SAS Interpretation 139.29.

The Filing of the Company’s Form T-3 was Timely and in Compliance with TIA Question 101.05

Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939, as amended, Question 101.05 (the “TIA Question 101.05”), states that “[t]he Division’s view is that the offering event in bankruptcy is the solicitation of plan approval from creditors and other claimants.”

On November 20, 2009, the Company filed its Plan, as contemplated pursuant to the Plan Support Agreement, with the Court. Section 1125(b) of the Bankruptcy Code, provides that solicitation of a plan of reorganization may only be made pursuant to a disclosure statement approved by the Bankruptcy Court. The Court approved the Disclosure Statement for the Plan on January 8, 2010 and the Company commenced solicitation for acceptances or rejections of the Plan on January 15, 2010 (“Solicitation Mailing”). In accordance with TIA Question 101.05, the Company filed the Form T-3 with the Commission on January 14, 2010 prior to the Solicitation Mailing on January 15, 2010.

For the reasons given above, the Company respectfully asserts that the filing of the Form T-3 was timely and in compliance with TIA Question 101.05.

The Company notes the staff’s comment and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments. Please contact Nina E. Andersson-Willard of Brown Rudnick LLP at (617) 856-8319 should you require additional information or have questions regarding this letter.

Very truly yours,

GSI GROUP CORPORATION

By: /s/ Sergio Edelstein

        Sergio Edelstein, President and

        Chief Executive Officer

Encl.

cc:	Nina E. Andersson-Willard, Esq.

William R. Baldiga, Esq.

Robert D. Sanchez, Esq.

Samuel P. Williams, Esq.